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Follow-Up Materials

03003628

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grand Hotel Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3408 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 2/5/03



格蘭酒店集團有限公司 GRAND HOTEL HOLDINGS LIMITED

年報 2001/02 ANNUAL REPORT

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

目錄 CONTENTS

公司簡介
Corporate Profile

格蘭酒店集團有限公司

格蘭酒店集團為恒隆集團有限公司經營酒店業務之機構。此公眾上市公司擁有及管理位於旺角之雅蘭酒店以及位於鰂魚涌之康蘭酒店及康蘭豪華寓所。此外，亦管理位於灣仔之衞蘭軒及荃灣之汀蘭居。


GRAND HOTEL
HOLDINGS LIMITED
格蘭酒店集團有限公司
HANG LUNG
GROUP LIMITED
恒隆集團有限公司
HANG LUNG
PROPERTIES LIMITED
恒隆地產有限公司

GRAND HOTEL HOLDINGS LIMITED

Grand Hotel Holdings is the hotel arm of Hang Lung Group Limited. This publicly listed company owns and manages the Grand Tower Hotel in Mongkok, and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

公司資料
CORPORATE INFORMATION

董事
陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
夏佳理 *太平紳士**
陳樂怡
鄭漢鈞 *金紫荊星章、太平紳士**
夏德*
吳士元 *(執行董事)*

* *獨立非執行董事*

審核委員會
夏德 *(主席)*
夏佳理 *太平紳士*
陳樂怡

公司秘書
程式榮

註冊辦事處
香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

互聯網網址
網址　　：http://www.hanglung.com
電子郵件：grandhotel@hanglung.com

核數師
畢馬威會計師事務所
執業會計師

股票過戶及登記處
香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
電話：2862 8628
傳真：2529 6087

Directors
Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)**
Nelson W.L. Yuen *(Managing Director)*
Ronald J. Arculli, *JP**
Laura L.Y. Chen
H.K. Cheng, *GBS, JP**
Robert S. Huthart*
Terry S.Y. Ng *(Executive Director)*

**Independent Non-Executive Director*

Audit Committee
Robert S. Huthart *(Chairman)*
Ronald J. Arculli, *JP*
Laura L.Y. Chen

Company Secretary
Robin S.W. Ching

Registered Office
28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Telephone : 2879 0111
Fax : 2868 6086

Internet Address
Website : http://www.hanglung.com
Email address : grandhotel@hanglung.com

Auditors
KPMG
Certified Public Accountants

Share Registrars
Computershare Hong Kong Investor
Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Telephone : 2862 8628
Fax : 2529 6087

財務摘要
FINANCIAL BRIEFS

總資產	Total assets
現金及銀行存款	Cash and deposits with banks
總負債*	Total liabilities*
銀行透支	Bank overdrafts
股東權益*	Shareholders' funds*
營業額**	Turnover**
股東應佔純利	Net profit attributable to shareholders
股息	Dividends
特別現金紅利	Special cash bonus
每股盈利	Earnings per share
「A」股	'A' share
「B」股	'B' share
每股股息	Dividends per share
「A」股	'A' share
一中期	– Interim
一末期	– Final
一本年度總額	– Total for the year
「B」股	'B' share
一中期	– Interim
一末期	– Final
一本年度總額	– Total for the year
每股特別現金紅利	Special cash bonus per share
「A」股	'A' share
「B」股	'B' share
派息比率	Pay-out ratio
已發行股數(百萬)	Number of shares outstanding (in million)
「A」股	'A' share
「B」股	'B' share

* *已為末期股息之會計政策之改變作出調整。*
Adjusted for change in accounting policy for proposed final dividends.

** *由二零零一年度起，營業額不包括利息收入。*
Turnover excludes interest income from 2001 onwards.

*** *未計特別現金紅利。*
Before special cash bonus.

2002 百萬元 $Million	2001 百萬元 $Million	2000 百萬元 $Million	1999 百萬元 $Million	1998 百萬元 $Million
1,720.6	1,734.4	1,783.6	1,765.6	2,156.7
114.8	118.8	161.5	131.7	500.0
47.1	60.2	124.7	106.9	117.2
1.3	2.5	2.8	0.9	1.0
1,673.5	1,674.2	1,658.9	1,658.7	2,039.5
224.4	271.9	264.2	276.9	399.7
18.2	33.0	21.3	39.8	119.2
17.0	21.8	14.3	25.9	78.4
—	—	—	—	381.7
2.67¢	4.84¢	3.12¢	5.84¢	17.49¢
0.27¢	0.48¢	0.31¢	0.58¢	1.75¢
1.5¢	1.5¢	1¢	1.7¢	7.5¢
1¢	1.7¢	1.1¢	2.1¢	4¢
2.5¢	3.2¢	2.1¢	3.8¢	11.5¢
0.15¢	0.15¢	0.1¢	0.17¢	0.75¢
0.1¢	0.17¢	0.11¢	0.21¢	0.4¢
0.25¢	0.32¢	0.21¢	0.38¢	1.15¢
—	—	—	—	56¢
—	—	—	—	5.6¢
93%	66%	67%	65%	66% ***
621.6	621.6	621.6	621.6	621.6
600.0	600.0	600.0	600.0	600.0

物業介紹
DESCRIPTION OF PROPERTIES

物業 Property	地址 Address	地契屆滿年期 Lease Expiry	客房數目 No. of Rooms	樓面面積(平方米) Gross Floor Area (sq.m.)
康蘭酒店及康蘭豪華寓所 Grand Plaza Hotel and Grand Plaza Apartments	鰂魚涌康山道2號 2 Kornhill Road, Quarry Bay	2059*	酒店房間 248 Hotel rooms 豪華寓所 242 Apartments	35,275
雅蘭酒店 Grand Tower Hotel	旺角彌敦道627號 627 Nathan Road, Mongkok	2060	549	30,000
汀蘭居# The Bay Bridge#	荃灣油柑頭青山公路123號 123 Castle Peak Road, Yau Kom Tau, Tsuen Wan	2047	438	20,096
衞蘭軒## The Wesley##	灣仔軒尼詩道22號 22 Hennessy Road, Wanchai	2047	251	10,977

* *可續期七十五年。*
With an option to renew for a further term of 75 years.

\# *為恒隆集團有限公司提供管理服務。*
Managed on behalf of Hang Lung Group Limited.

\## *根據與循道中心有限公司所訂立之協議，本集團獲取管理該物業之權利，為期二十年，由一九九二年二月四日起計。*
Pursuant to an agreement with Methodist Centre Limited, the Group acquired the rights to manage the property for a term of 20 years commencing 4 February 1992.

管理層對集團表現之討論及分析
MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE

酒店業務

概覽

與香港大部份酒店同業一樣，格蘭酒店集團繼續面對困難之一年。雖然整體訪港旅客數目持續上升，但紐約發生之「九一一」悲劇所帶來之後遺症以及香港旅遊業所倚重之主要旅客之旅遊習慣改變，對香港酒店業整體帶來連環衝擊。

本集團本年度之營業額下降百分之十七點五至港幣二億二千四百四十萬元，主要由於旗下酒店之房租下調所致。儘管如此，經常性費用仍維持於約港幣二億元之水平。因此，股東應佔純利減少港幣一千四百八十萬元(或百分之四十五)至港幣一千八百二十萬元。本港酒店業之平均入住率由二零零一年之百分之八十二降至回顧期間之百分之八十一。

縮短留港時間及商務旅客減少訪港旅程，加上訪港旅客之類型改變，對香港各類酒店之房租持續構成下調壓力。本港酒店雖能維持入住率，但僅靠調低房租方能達至。

酒店

位於港島鰂魚涌太古地鐵站上蓋之*康蘭酒店*，其平均入住率為百分之八十六。該酒店主要為要求交通方便及可直達各商業及消閒設施之海外及本地賓客服務。

位於九龍彌敦道之*雅蘭酒店*，超過百分之四十四房客為團體旅客，其平均入住率為百分之八十九。該酒店交通方便，可直達香港最著名之購物區。

位於灣仔之*衛蘭軒*由本集團代其業主管理。該酒店為短期及長期住宿之海外及本地賓客提供經濟實惠之設施及服務。其位置鄰近太古廣場之購物中心和寫字樓、灣仔之餐館、以及金鐘和灣仔之地鐵站。衛蘭軒之平均入住率達百分之九十三，其中百分之三十七之房客乃以月租方式租住，而百分之十七之房客為商務及經常性旅客。

服務式寓所

本集團對於旗下之服務式寓所物業之入住率續感欣喜，該等數字反映市場對品味裝飾之各類面積寓所之需求。

*康蘭豪華寓所*之七層物業為鰂魚涌康蘭酒店之上層部份。其提供之單位共有三種設計，包括無間隔單位、一房單位及兩房單位。康蘭豪華寓所於回顧年度內之平均入住率為百分之九十一。

位於荃灣油柑頭之*汀蘭居*，由本集團代恒隆集團有限公司(本集團之控股公司)管理。該項目擁有四百三十八個服務式寓所及套房，位置方便前往赤鱲角香港國際機場，以月租方式提供質優價廉之寓所。於回顧年度內，汀蘭居之平均入住率為百分之八十。

飲食業務

經濟不景對港人之飲食消費構成影響，導致本集團之飲食業務持續受到困擾，故本集團繼續透過精簡人手及中央形式運作以控制成本。於回顧年度內，本集團食肆之總收入為港幣二千四百九十萬元，較去年度下跌百分之三十三。

財務及資金管理

本集團繼續採取一貫之審慎理財及資金調配政策，故年內本集團之財政狀況相當穩健及全無負債，於二零零二年六月三十日之現金淨額達港幣一億一千三百五十萬元，剩餘資金存放於信譽良好之銀行作港元定期存款。

僱員

於回顧年度內，本集團之酒店員工數目為七百四十人。本集團密切留意員工之表現以維持高質素之服務，並繼續加強員工培訓及舉辦特定之工作坊以促進賓客關係。

HOTEL OPERATIONS

Overview

Grand Hotel Holdings, like most participants in Hong Kong's hospitality industry, has continued to face a difficult year. While tourist numbers generally continue to increase in Hong Kong, the aftermath of the September 11 tragedy in New York and changing travel characteristics of our primary tourist markets, have combined to impact on all aspects of our business.

Turnover for the year decreased by 17.5% to HK$224.4 million, mainly due to a reduction in room rates at our hotels. Despite this, overheads remained stable at about the HK$200 million level. As a result, net profit attributable to shareholders decreased by HK$14.8 million (or 45%) to HK$18.2 million. The average occupancy rate for the hotel industry in Hong Kong dropped from 82% in 2001 to 81% for the current reporting period.

Shorter visits, a reduced number of trips made by business travellers and a change in the mix of tourists visiting Hong Kong continue to exert downward pressure on room rates across the SAR. Occupancy levels are being maintained, but only by decreasing room rate charges.

Hotels

At the *Grand Plaza Hotel* which is located above the Taikoo Mass Transit Railway Station in Quarry Bay on Hong Kong Island, the average occupancy stood at 86%. The Grand Plaza Hotel plays host to international and local guests who are looking for business and leisure facilities within easy reach of Hong Kong's transportation system.

At the *Grand Tower Hotel*, located on Nathan Road in Kowloon, over 44% of guests choose the hotel's package deals and the average occupancy rate stood at 89%. This hotel offers easy access to Hong Kong's most famous shopping centres and to transportation facilities.

We manage *The Wesley* in Wanchai, on behalf of its owners. This hotel provides accommodation to budget conscious, short and long stay overseas guests and locals. Its location gives guests easy access to Pacific Place's shops and offices buildings, Wanchai's restaurants and to the Mass Transit Railway stations at Admiralty and Wanchai. With its average occupancy rate of 93%, 37% of The Wesley's guests stay on monthly accommodation packages. Business and frequent travellers make up 17% of the guest profile.

Serviced Apartments

We remain pleased with the occupancy levels recorded across our serviced apartment complexes - a reflection of the demand for tastefully decorated units over a range of sizes.

Grand Plaza Apartments, which occupy seven floors above our Grand Plaza Hotel in Quarry Bay, are available as studio, one-bedroom and two-bedroom suites. Average occupancy rate for Grand Plaza Apartments during the last financial year was 91%.

The Bay Bridge in Yau Kom Tau, Tsuen Wan, with 438 serviced studio apartments and suites, which is managed for and on behalf of the parent company, Hang Lung Group Limited, is within easy reach of Hong Kong's international airport at Chek Lap Kok. Budget accommodation is provided on a monthly basis and, during the financial year, average occupancy rate was 80%.

Food and Beverage

The food and beverage business generally continues to suffer the effects of the current poor economy and its impact on consumer spending, and we continue to control our costs by rationalising manpower and centralising work functions. Total revenue from our food and beverage outlets for the last financial year were recorded at HK$24.9 million, a decrease of 33% over the previous year's figure.

FINANCE AND TREASURY OPERATIONS

The Group has maintained its long-standing policy of conservative and prudent financial and treasury management. We have enjoyed a healthy financial position over the past year, with no debt. Our net cash balance, as at 30 June 2002, amounted to HK$113.5 million. Surplus funds were placed in Hong Kong dollar time deposits with reputable banks.

EMPLOYEES

During the year under review, the Group's employees numbered 740. Staff performance has been closely monitored to maintain our high standards of hospitality and we have continued the ongoing process of improving guest relations through staff training exercises and special interest workshops.

董事簡介
PROFILE OF DIRECTORS

陳啟宗先生
主席

陳先生現年五十二歲，於一九七二年加盟恒隆，一九八八年獲委任加入格蘭酒店集團有限公司董事局，一九九一年出任主席。彼現任恒隆集團有限公司及恒隆地產有限公司之主席。陳先生為渣打集團之董事局成員，並出任香港地產建設商會副會長、港美商務委員會—香港委員會及亞洲商業協會主席、亞洲協會副主席兼亞洲協會（香港分會）主席及東西中心董事局成員。陳先生亦為香港及海外多間大學及智囊團之管理機構或諮詢機構之成員。彼為美國南加州大學工商管理學系碩士。

殷尚賢先生
副主席（獨立非執行董事）

殷先生現年七十一歲，於一九七零年加盟恒隆，一九八八年獲委任加入格蘭酒店集團有限公司董事局，並曾出任董事總經理，一九九二年出任副主席。殷先生在恒隆之各類業務（包括物業投資與發展及酒店發展與管理）積逾二十年經驗，且為資深銀行家，獲英國銀行學會頒授銀行學文憑，現亦為恒隆集團有限公司及恒隆地產有限公司之副主席（獨立非執行董事）。

袁偉良先生
董事總經理

袁先生現年五十一歲，於一九七八年加盟恒隆出任財務總監，一九八一年獲委任為助理董事。於一九八八年格蘭酒店集團有限公司被恒隆集團收購其控股權益後重組為一間酒店投資及管理公司，袁先生乃出任其執行董事。一九九二年，袁先生獲委任為董事總經理。加盟恒隆前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆集團有限公司及恒隆地產有限公司之董事總經理。

夏佳理先生
太平紳士
獨立非執行董事

夏先生現年六十三歲，於一九八八年加入董事局。夏先生為執業律師，並自一九八八年起至二零零零年止擔任香港立法局議員，於一九九一年至二零零零年期間代表地產及建造界功能組別。彼曾擔任多個政府委員會及諮詢團體成員，熱心社會事務工作。夏先生現亦為恒隆地產有限公司之獨立非執行董事及本港多間主要公司之董事。

Mr. Ronnie Chichung Chan
Chairman

Aged 52, Mr. Chan joined Hang Lung in 1972, was appointed to the Board of Grand Hotel Holdings Limited in 1988 and became its Chairman in 1991. He is also Chairman of Hang Lung Group Limited and Hang Lung Properties Limited. Mr. Chan serves on the Board of Directors of Standard Chartered PLC. He is a Vice-President of The Real Estate Developers Association of Hong Kong, Chairman of the Hong Kong - United States Business Council and of Asia Business Council, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A.

Mr. Shang Shing Yin
Vice Chairman (Independent Non-Executive)

Aged 71, Mr. Yin joined Hang Lung in 1970, was appointed to the Board of Grand Hotel Holdings Limited in 1988 and served as its Managing Director until 1992 when he became the Vice Chairman. He has over 20 years of experience in Hang Lung's fields of activity, including property investment and development as well as hotel development and management. A qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman (Independent Non-Executive) of Hang Lung Group Limited and Hang Lung Properties Limited.

Mr. Nelson Wai Leung Yuen
Managing Director

Aged 51, Mr. Yuen has been with Hang Lung since 1978 when he joined as its Financial Controller, and became an Assistant Director in 1981. Mr. Yuen became an Executive Director of Grand Hotel Holdings Limited in 1988, when it was reorganised into a hotel investment and management company following the acquisition of its controlling interest by Hang Lung Group. Mr. Yuen was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry - related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Group Limited and Hang Lung Properties Limited.

Mr. Ronald Joseph Arculli, *JP*
Independent Non-Executive Director

Aged 63, Mr. Arculli joined the Board in 1988. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is an Independent Non-Executive Director of Hang Lung Properties Limited and a director of several other major local companies.

陳樂怡女士
非執行董事

陳女士現年五十三歲，於一九九七年四月加盟恒隆，在本港及美國之金融服務行業工作逾十五年，自一九九三年起出任私人投資企業常興集團之董事。陳女士及其公司常興投資管理有限公司均依據證券條例規定，被證券及期貨事務監察委員會批准註冊為投資顧問，並積極管理環球(尤其發展中國家)資本市場之投資。陳女士為華盛頓州喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行學深造證書。彼為多間公司之董事，並積極參與慈善及志願服務，現亦為恒隆集團有限公司及恒隆地產有限公司之非執行董事。

鄭漢鈞博士
金紫荊星章、太平紳士
獨立非執行董事

鄭博士現年七十五歲，於一九九三年加盟恒隆。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院資深院士。彼為香港工程師學會之前主席及該會名譽資深會員，亦為香港工程科學院資深會員，以及英國結構工程師學會前副主席及該會資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，並身兼多間公司之董事。鄭博士曾為行政及立法兩局議員。現擔任之公職包括香港房屋委員會及交通諮詢委員會之主席。彼亦為恒隆集團有限公司及恒隆地產有限公司之獨立非執行董事。

夏德先生
獨立非執行董事

夏先生現年八十歲，自一九六一年(本公司自一九八八年起始採用現有名稱及經營現時業務)起加入本公司董事局。戰時曾於皇家空軍服役，其後於一九四七年加入畢馬域篾曹會計師行。一九五零年，夏先生加盟連卡佛有限公司，並由一九五八年至一九八五年出任董事總經理。夏先生曾服務多個政府機構，包括租約審裁處、租金審裁處小組、稅務上訴委員會及Board of Reference Merchant Shipping，其參與社會服務之往績包括擔任中華基督教青年會董事達三十三年以上，並連續約十二年出任主席，彼於二零零二年年初退任。

吳士元先生
執行董事

吳先生現年四十二歲，於二零零一年加盟恒隆出任執行董事。加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事及財務總監。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，在任期間，彼被委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲執業會計師公會會員，彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆集團有限公司及恒隆地產有限公司之執行董事。

Ms. Laura Lok Yee Chen
Non-Executive Director

Aged 53, Ms. Chen joined Hang Lung in April 1997, has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993 has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Hang Lung Group Limited and Hang Lung Properties Limited.

Dr. Hon Kwan Cheng, *GBS, JP*
Independent Non-Executive Director

Aged 75, Dr. Cheng joined Hang Lung in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institution of Structural Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He has been a Member of both the Executive and Legislative Councils. Among his current public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also an Independent Non-Executive Director of Hang Lung Group Limited and Hang Lung Properties Limited.

Mr. Robert Steer Huthart
Independent Non-Executive Director

Aged 80, Mr. Huthart has served on the Board since 1961, before the Company assumed its present name and business in 1988. He joined Peat Marwick Mitchell in 1947 after wartime service in the Royal Air Force. In 1950 he joined Lane Crawford Limited and was its Managing Director from 1958 to 1985. Mr. Huthart has served on a number of government bodies, including the Tenancy Tribunal, Rental Tribunal Panel, Inland Revenue Board of Review and Board of Reference Merchant Shipping. His voluntary service included over 33 years as a Director of the YMCA, of which he served almost 12 consecutive years as President, and from which he resigned in early 2002.

Mr. Terry Sze Yuen Ng
Executive Director

Aged 42, Mr. Ng has been with Hang Lung as an Executive Director since 2001. Prior to joining Hang Lung, Mr. Ng was the Executive Director and Chief Financial Officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a Bachelor of Commerce degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Group Limited and Hang Lung Properties Limited.

高級行政人員簡介
PROFILE OF SENIOR EXECUTIVES

程式榮先生
公司秘書

程先生現年五十二歲，於一九八八年加盟恒隆出任集團財務總監，一九九一年獲委任為格蘭酒店集團有限公司之公司秘書，二零零二年獲委任為助理董事一財務。彼持有澳洲工商管理學學士學位，並為英國特許公認會計師公會、英國特許管理會計師公會、特許秘書及行政人員公會、香港會計師公會及香港稅務學會資深會員、英國銀行學會會員及澳洲會計師公會高級會員。

本集團之附屬公司Grand Hotel Group Limited負責管理本集團旗下所有酒店，其執行董事如下：

許庾鳳婷女士
市務及營業

許太現年四十八歲，於一九八六年加盟Grand Hotel Group Limited ，一九九二年晉升現職。許太加盟本集團前曾接受酒店及旅遊業培訓，在本港旅遊業及酒店管理深富經驗。

黎鎮昌先生
財務、行政及酒店管理

黎先生現年四十五歲，在一間主要國際性會計師行工作逾八年後於一九八八年轉投恒隆出任總會計主任，一九九二年出任Grand Hotel Group Limited現職。黎先生持有西澳洲大學商科學士學位，為香港會計師公會資深會員及澳洲會計師公會高級會員。

Mr. Robin Sik Wing Ching

Company Secretary

Aged 52, Mr. Ching joined Hang Lung in 1988 as Group Financial Controller and was appointed Assistant Director - Finance in 2002, having been appointed Company Secretary of Grand Hotel Holdings Limited in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia.

Executive Directors of Grand Hotel Group Limited, the subsidiary company responsible for managing all the hotels in the Group:

Mrs. Polly Kathen Fung Ting Hui

Marketing and Sales

Aged 48, Mrs. Hui joined Grand Hotel Group Limited in 1986 and was promoted to her present position in 1992. After training in the hotel and tourism business, she gained extensive experience in the fields of travel and hotel management in Hong Kong before joining the Group.

Mr. Desmond Chun Cheong Lai

Finance, Administration and Hotel Operations

Aged 45, Mr. Lai joined Hang Lung in 1988 as Chief Accountant after working for over eight years in a major international accounting firm. He took up his present position in Grand Hotel Group Limited in 1992. He has a Bachelor's degree in Commerce from the University of Western Australia, and is a Fellow of the Hong Kong Society of Accountants and a Certified Practising Accountant of CPA Australia.

董事局報告
REPORT OF THE DIRECTORS

董事局欣然提呈截至二零零二年六月三十日止年度其報告及已審核賬目以供省覽。

主要業務

本公司之主要業務為控股投資，並透過其附屬公司擁有及管理酒店。本集團亦透過其合營公司參與飲食業務。

營業額指酒店業務收入。由於年內本集團主要在香港經營酒店業務，故不用按業務及地區分析營業額及溢利。

主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點以及已發行股本等資料載於賬項附註第二十五及二十六項內。

業績

本集團截至二零零二年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第二十七至五十二頁之賬項內。

本集團過去五個財政年度之業績、資產及負債概要載於第四及五頁內。

股息

董事局現建議派發末期股息「A」股每股一仙及「B」股每股零點一仙，連同於二零零二年三月二十八日已派發之中期股息「A」股每股一點五仙及「B」股每股零點一五仙，截至二零零二年六月三十日止年度之全年派息將合共為「A」股每股二點五仙及「B」股每股零點二五仙。擬派發之末期股息倘於二零零二年十一月二十五日舉行之股東週年大會中獲股東通過，將於二零零二年十一月二十九日派發予於二零零二年十月四日名列股東名冊之股東。

購回、出售或贖回上市證券

年內本公司或其任何附屬公司概無購回、出售或贖回本公司之上市證券。

儲備

年內本公司及本集團之儲備變動狀況載於賬項附註第十六項內。

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2002.

Principal Activities

The principal activities of the Company are investment holding, and through its subsidiaries, hotel owning and management. The Group is also involved in restaurant operations through its jointly controlled entity.

Turnover represents revenue from hotel operations. As the majority of the activities of the Group during the year were hotel operations and were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment is not presented.

Principal Subsidiaries and Jointly Controlled Entity

A list of principal subsidiaries and jointly controlled entity, together with their countries of operations and incorporation and particulars of their issued share capital, is set out in Notes 25 and 26 on the Accounts.

Financial Results

The profit of the Group for the year ended 30 June 2002, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 27 to 52 .

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 4 and 5 .

Dividends

The directors now recommend a final dividend of 1 cent per 'A' share and 0.1 cent per 'B' share which, together with the interim dividend of 1.5 cents per 'A' share and 0.15 cent per 'B' share paid on 28 March 2002, make total dividends of 2.5 cents per 'A' share and 0.25 cent per 'B' share in respect of the year ended 30 June 2002. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 25 November 2002, will be paid on 29 November 2002 to shareholders whose names appear on the Registers of Members on 4 October 2002.

Purchase, Sale or Redemption of Listed Securities

During the year, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 16 on the Accounts.

銀行透支

本公司及本集團於二零零二年六月三十日之銀行透支情況載於賬項之資產負債表內。

固定資產

年內固定資產之變動情況載於賬項附註第九項內。

主要供應商及客戶

年內本集團五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團本年度總購貨額及總營業額或銷售額百分之三十。

董事

於本報告日之本公司董事芳名載於第三頁內。

李鴻鈞先生已於二零零一年十月三十一日辭任為董事。吳士元先生於二零零一年十一月一日獲委任為董事，並已於二零零一年十一月二十三日舉行之股東週年大會上膺選連任為董事。

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，陳啟宗先生、夏佳理先生及夏德先生輪值告退，惟願膺選連任。

非執行董事之任職屆滿日期與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。

本公司董事之簡歷載於第十至十三頁內。

服務合約

擬於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其控股公司或其任何附屬公司訂立於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

董事之合約權益

於年結日或年內，概無任何本公司董事在本公司或其控股公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

Bank Overdrafts

Particulars of bank overdrafts of the Company and of the Group as at 30 June 2002 are set out in the Balance Sheets of the Accounts.

Fixed Assets

Movements of fixed assets during the year are set out in Note 9 on the Accounts.

Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

Directors

The names of the directors of the Company as at the date of this report are listed on page 3.

Mr. Alfred H.K. Li had resigned on 31 October 2001. Mr. Terry S.Y. Ng who was appointed a director on 1 November 2001, had been re-elected as a director at the Annual General Meeting held on 23 November 2001.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Messrs. Ronnie C. Chan, Ronald J. Arculli and Robert S. Huthart retire by rotation and, being eligible, offer themselves for re-election.

The appointments of non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association.

Brief biographical details of the directors of the Company are set out on pages 10 to 13 .

Service Contract

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company, its holding company or any of their subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Directors' Interests in Contracts

No contract of significance to which the Company, its holding company or any of their subsidiaries was a party and in which a director of the Company was materially interested, whether directly or indirectly, subsisting during or at the end of the year.

圖表一：董事之股份權益
Table 1 : Directors' Interests in Shares

本公司 The Company

姓名	Name	類別* Class*	股份數目 Number of Shares 個人權益 Personal Interests	家族權益 Family Interests	公司權益 Corporate Interests	其他權益 Other Interests
陳啟宗	Ronnie C. Chan		—	—	—	—
殷尚賢	S.S. Yin		—	—	—	—
袁偉良	Nelson W.L. Yuen		—	—	—	—
夏佳理	Ronald J. Arculli	A	3,021	—	168,858	—
		B	3,515	—	196,470	—
陳樂怡	Laura L.Y. Chen		—	—	—	—
鄭漢鈞	H.K. Cheng		—	—	—	—
夏德	Robert S. Huthart		—	—	—	—
吳士元	Terry S.Y. Ng		—	—	—	—

恒隆集團有限公司 Hang Lung Group Limited

姓名	Name	每股面值一元之股份 Shares of $1.00 each 個人權益 Personal Interests	家族權益 Family Interests	公司權益 Corporate Interests	其他權益 Other Interests	股份期權# Share Options# 個人權益 Personal Interests
陳啟宗	Ronnie C. Chan	—	—	—	—	—
殷尚賢	S.S. Yin	—	—	—	—	—
袁偉良	Nelson W.L. Yuen	—	—	—	—	2,500,000
夏佳理	Ronald J. Arculli	581,775	—	508,200	—	—
陳樂怡	Laura L.Y. Chen	—	—	—	—	—
鄭漢鈞	H.K. Cheng	—	—	—	—	—
夏德	Robert S. Huthart	—	—	—	—	—
吳士元	Terry S.Y. Ng	—	—	—	—	1,250,000

圖表一：董事之股份權益 續
Table 1 : Directors' Interests in Shares continued

恒隆地產有限公司 Hang Lung Properties Limited

姓名	Name	每股面值一元之普通股股份 Ordinary Shares of $1.00 each 個人權益 Personal Interests	家族權益 Family Interests	公司權益 Corporate Interests	其他權益 Other Interests
陳啟宗	Ronnie C. Chan	—	—	—	—
殷尚賢	S.S. Yin	—	—	—	—
袁偉良	Nelson W.L. Yuen	—	—	—	—
夏佳理	Ronald J. Arculli	14,737	—	709,609	—
陳樂怡	Laura L.Y. Chen	—	—	—	—
鄭漢鈞	H.K. Cheng	—	—	—	—
夏德	Robert S. Huthart	—	—	—	—
吳士元	Terry S.Y. Ng	—	—	—	—

* A: 每股面值一角之「A」股股份 B: 每股面值一仙之「B」股股份
A: 'A' Shares of $0.10 each B: 'B' Shares of $0.01 each

\# 尚未行使
not yet exercised

圖表二：主要股東之股份權益
Table 2 : Substantial Shareholders' Interests in Shares

		持有股份數目 Number of Shares Held	
		「A」股 'A' Shares	「B」股 'B' Shares
Cole Limited		476,341,188 (a)	438,082,800 (a)
恒隆集團有限公司	Hang Lung Group Limited	460,575,581 (b)	417,686,735 (b)
恒旺有限公司	Prosperland Housing Limited	253,517,709 (c)	353,953,435 (c)
Hang Far Company Limited		121,328,515 (c)	—
Believecity Limited		63,695,484 (c)	32,558,605 (c)

附註

(a) Cole Limited被視為於恒隆集團有限公司及其附屬公司所持有之四億六千零五十七萬五千五百八十一股「A」股及四億一千七百六十八萬六千七百三十五股「B」股中擁有權益，而此等股份已包括在上述四億七千六百三十四萬一千一百八十八股「A」股及四億三千八百零八萬二千八百股「B」股之數目內。

(b) 恒隆集團有限公司被視為於其附屬公司恒旺有限公司所持有之二億五千三百五十一萬七千七百零九股「A」股及三億五千三百九十五萬三千四百三十五股「B」股、Hang Far Company Limited所持有之一億二千一百三十二萬八千五百一十五股「A」股、Believecity Limited所持有之六千三百六十九萬五千四百八十四股「A」股及三千二百五十五萬八千六百零五股「B」股以及其他附屬公司所持有之二千二百零三萬三千八百七十三股「A」股及三千一百一十七萬四千六百九十五股「B」股中擁有權益。

(c) 恒旺有限公司所持有之二億五千三百五十一萬七千七百零九股「A」股及三億五千三百九十五萬三千四百三十五股「B」股、Hang Far Company Limited所持有之一億二千一百三十二萬八千五百一十五股「A」股以及Believecity Limited所持有之六千三百六十九萬五千四百八十四股「A」股及三千二百五十五萬八千六百零五股「B」股，已包括在上述由恒隆集團有限公司所持有之四億六千零五十七萬五千五百八十一股「A」股以及四億一千七百六十八萬六千七百三十五股「B」股之數目內。

Notes

(a) Cole Limited was deemed to be interested in 460,575,581 'A' shares and 417,686,735 'B' shares held by Hang Lung Group Limited and its subsidiaries, which number of shares were included in the above-mentioned number of 476,341,188 'A' shares and 438,082,800 'B' shares.

(b) Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 253,517,709 'A' shares and 353,953,435 'B' shares held by Prosperland Housing Limited, 121,328,515 'A' shares held by Hang Far Company Limited, 63,695,484 'A' shares and 32,558,605 'B' shares held by Believecity Limited, and 22,033,873 'A' shares and 31,174,695 'B' shares held by other subsidiaries.

(c) The 253,517,709 'A' shares and 353,953,435 'B' shares held by Prosperland Housing Limited, the 121,328,515 'A' shares held by Hang Far Company Limited, and the 63,695,484 'A' shares and 32,558,605 'B' shares held by Believecity Limited were included in the above-mentioned number of 460,575,581 'A' shares and 417,686,735 'B' shares held by Hang Lung Group Limited.

核數師報告
REPORT OF THE AUDITORS

致格蘭酒店集團有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第二十七至五十二頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些賬項作出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述的賬項均真實與公平地反映貴公司及貴集團於二零零二年六月三十日的財政狀況和貴集團截至該日止年度的溢利和現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零二年八月二十八日

To the Shareholders of Grand Hotel Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 27 to 52 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 28 August 2002

財務報表
FINANCIAL STATEMENTS

綜合收益表 CONSOLIDATED INCOME STATEMENT

截至二零零二年六月三十日止年度
以港幣為單位

For the year ended 30 June 2002
Expressed in Hong Kong dollars

		附註 Note	2002 百萬元 $Million	2001 百萬元 $Million
營業額	Turnover	2	**224.4**	271.9
銷售成本	Cost of sales		**(200.2)**	(199.1)
毛利	Gross profit		**24.2**	72.8
其他收入	Other revenue	3	**12.9**	19.9
行政費用	Administrative expenses		**(17.5)**	(18.9)
營業溢利	Profit from operations	3	**19.6**	73.8
應佔合營公司業績	Share of results of jointly controlled entities		**(0.6)**	(0.1)
除税前溢利	Profit before taxation		**19.0**	73.7
税項	Taxation	5(a)	**(0.8)**	(40.7)
股東應佔純利	Net profit attributable to shareholders	6	**18.2**	33.0
股息	Dividends	7	**17.0**	21.8
每股盈利	Earnings per share	8		
「A」股	'A' share		**2.67¢**	4.84¢
「B」股	'B' share		**0.27¢**	0.48¢

賬項附註乃本賬項之一部份。

The annexed notes form part of these accounts.

資產負債表 BALANCE SHEETS

二零零二年六月三十日
以港幣為單位

At 30 June 2002
Expressed in Hong Kong dollars

			集團 Group		公司 Company	
		附註 Note	**2002 百萬元 $Million**	2001 百萬元 $Million	**2002 百萬元 $Million**	2001 百萬元 $Million
資產	ASSETS					
非流動資產	Non-current assets					
固定資產	Fixed assets	9	**1,588.9**	1,593.2	**-**	–
附屬公司權益	Interest in subsidiaries	10	**-**	–	**1,639.5**	1,602.6
合營公司權益	Interest in jointly controlled entity	11	**2.9**	8.5	**0.1**	0.1
			1,591.8	1,601.7	**1,639.6**	1,602.7
流動資產	Current assets					
存貨	Inventories		**3.3**	3.6	**-**	–
應收款項、按金及預付款項	Debtors, deposits and prepayments	12	**10.7**	10.3	**0.1**	0.1
現金及銀行存款	Cash and deposits with banks		**114.8**	118.8	**1.3**	–
			128.8	132.7	**1.4**	0.1
流動負債	Current liabilities					
銀行透支	Bank overdrafts		**1.3**	2.5	**-**	–
應付款項及應計費用	Creditors and accrued expenses	13	**29.0**	28.5	**1.0**	1.3
已收按金	Deposits received		**7.8**	9.1	**-**	–
稅項	Taxation	5(b)	**8.4**	19.5	**0.1**	0.1
			46.5	59.6	**1.1**	1.4
流動資產／(負債)淨額	Net current assets/(liabilities)		**82.3**	73.1	**0.3**	(1.3)
資產總額減流動負債	Total assets less current liabilities		**1,674.1**	1,674.8	**1,639.9**	1,601.4
非流動負債	Non-current liabilities					
遞延稅項	Deferred taxation	14	**0.6**	0.6	**-**	–
資產淨值	NET ASSETS	1(p)	**1,673.5**	1,674.2	**1,639.9**	1,601.4

		附註 Note	集團 Group 2002 百萬元 $Million	2001 百萬元 $Million	公司 Company 2002 百萬元 $Million	2001 百萬元 $Million
資本及儲備	CAPITAL AND RESERVES					
股本	Share capital	15	**68.2**	68.2	**68.2**	68.2
儲備	Reserves	16	**1,605.3**	1,606.0	**1,571.7**	1,533.2
股東權益	Shareholders' funds		**1,673.5**	1,674.2	**1,639.9**	1,601.4

袁偉良 *董事總經理* **吳士元** *執行董事*

Nelson W. L. Yuen *Managing Director* **Terry S. Y. Ng** *Executive Director*

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合現金流量表 CONSOLIDATED CASH FLOW STATEMENT

截至二零零二年六月三十日止年度
以港幣為單位

For the year ended 30 June 2002
Expressed in Hong Kong dollars

		附註 Note	2002 百萬元 $Million	2001 百萬元 $Million
營業運作所得之現金流入淨額	Net cash inflow from operating activities	17(a)	**33.2**	66.9
投資回報及融資成本	Returns on investments and servicing of finance			
利息收入	Interest received		**2.9**	9.3
收取合營公司之股息	Dividends received from jointly controlled entity		**5.0**	–
派發股息	Dividends paid		**(21.8)**	(17.7)
投資回報及融資成本之現金流出淨額	Net cash outflow from returns on investments and servicing of finance		**(13.9)**	(8.4)
稅項	Taxation			
繳付香港利得稅	Hong Kong profits tax paid		**(11.9)**	(89.2)
投資業務	Investing activities			
購買固定資產	Purchase of fixed assets		**(10.2)**	(11.8)
出售固定資產	Disposal of fixed assets		**–**	0.1
投資業務之現金流出淨額	Net cash outflow from investing activities		**(10.2)**	(11.7)
現金及現金等價物之減少	Decrease in cash and cash equivalents		**(2.8)**	(42.4)
於七月一日之現金及現金等價物	Cash and cash equivalents at 1 July		**116.3**	158.7
於六月三十日之現金及現金等價物	Cash and cash equivalents at 30 June	17(b)	**113.5**	116.3

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

已確認收益虧損綜合計算表 CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

截至二零零二年六月三十日止年度
以港幣為單位

For the year ended 30 June 2002
Expressed in Hong Kong dollars

		2002 百萬元 $Million	2001 百萬元 $Million
本年度純利	Net profit for the year	**18.2**	33.0
撇銷由資本儲備轉出的商譽	Goodwill written off released from capital reserves	**2.9**	–
已確認之收益總額	Total recognised gains	**21.1**	33.0

賬項附註乃本賬項之一部份。

The annexed notes form part of these accounts.

賬項附註 NOTES ON THE ACCOUNTS

以港幣為單位 *Expressed in Hong Kong dollars*

1 主要會計政策 Principal Accounting Policies

(甲) 遵例聲明 (a) Statement of compliance

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及詮釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the relevant disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of principal accounting policies adopted by the Group is set out below.

(乙) 賬項編製基準 (b) Basis of preparation of the accounts

本賬項是以歷史成本作為編製基準。

The measurement basis used in the preparation of the accounts is historical cost.

(丙) 綜合賬之編製基準 (c) Basis of consolidation

本綜合賬包括格蘭酒店集團有限公司及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬目內抵銷。

The consolidated accounts incorporate the accounts of Grand Hotel Holdings Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

(丁) 附屬公司 (d) Subsidiaries

附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

在本公司之資產負債表內，附屬公司之投資乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

(戊) 合營公司 (e) Jointly controlled entities

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

1 主要會計政策 續

Principal Accounting Policies continued

(戊) 合營公司 續

本集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映本集團應佔合營公司於收購後之年度業績。

在本公司之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

(己) 商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於本集團應佔所收購可辨認資產及負債之公平價值之差額。

於二零零一年七月一日前，收購附屬公司及合營公司產生之商譽已直接於產生年度在資本儲備撇銷。負商譽則計入資本儲備內。

由二零零一年七月一日起，本集團採用會計實務準則第三十號「企業合併」之規定，把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽(不超出所收購之非貨幣資產之公平價值)按非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公平價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項呈列。

當出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

(e) Jointly controlled entities continued

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

(f) Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

Prior to 1 July 2001, goodwill arising on acquisitions of subsidiaries and jointly controlled entities was written off directly to capital reserves in the year in which it arose. Negative goodwill was credited to capital reserve on consolidation.

With effect from 1 July 2001, the Group adopted SSAP 30 "Business Combinations", and goodwill arising on new acquisitions is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

賬項附註 續 | NOTES ON THE ACCOUNTS continued

以港幣為單位

Expressed in Hong Kong dollars

1 主要會計政策 續 | Principal Accounting Policies continued

(己) 商譽 續

本集團採用會計實務準則第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

(f) Goodwill continued

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

(庚) 固定資產

1. 固定資產按成本值減累積折舊及任何減值虧損列賬。
2. 本集團根據營業租約出租之固定資產乃按其性質而計入綜合資產負債表內，並在適用情況下按下文會計政策1(辛)所述本集團之折舊政策作出折舊。來自營業租約之收入按下文會計政策1(丑)所述作出確認。

(g) Fixed assets

1. Fixed assets are stated at cost less accumulated depreciation and any impairment losses.
2. Where the Group leases out fixed assets under operating leases, the assets are included in the consolidated balance sheet according to their nature and, where applicable, are depreciated in accordance with the depreciation policies, as set out in accounting policy 1(h) below. Rental receivable arising from operating leases is recognised in accordance with accounting policy 1(l) below.

(辛) 折舊

1. 酒店物業

地契年期尚餘二十年以上之酒店物業並無作出折舊準備。本集團之政策乃將酒店物業維持於最佳狀況，使其不致隨時間過去而減值，而有關支出則於發生年度之收益表內扣除，故折舊情況是微不足道。

2. 其他物業及固定資產

其他物業及固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

其他物業	二十年
有年期物業裝修、傢俬及裝置	十年
車輛及設備	五年
其他經營設備	三年

(h) Depreciation

1. Hotel properties

No depreciation is provided in respect of hotel properties with an unexpired lease term of over 20 years. It is the Group's policy to maintain the hotel properties in such condition that their value is not diminished by the passage of time and the related expenditure is charged to the income statement in the year in which it is incurred so that any element of depreciation would be immaterial.

2. Other property and fixed assets

Depreciation on other property and fixed assets is provided so as to write off their costs on a straight line basis over their estimated useful lives as follows:

Other property	20 years
Leasehold improvements, furniture and fixtures	10 years
Motor vehicles and equipment	5 years
Other operating equipment	3 years

1 主要會計政策 續 Principal Accounting Policies continued

(壬) 資產減值

本集團於每個結算日均會進行評估，決定資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值（以售價淨值或使用價值較高者為準），並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

(i) Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

(癸) 存貨

存貨乃按其成本值及可變現淨值兩者中較低者列賬。成本值以先入先出法計算。可變現淨值乃按管理層參考目前市況而決定。

出售存貨時，存貨之賬面值乃於有關收入確認期內確認為開支。存貨之任何減值至可變現淨值及存貨之所有虧損均於出現減值或虧損期內確認為開支。因可變現淨值增加使存貨減值出現轉回時，此增加將扣減同期的減值支出。

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is computed on a first-in first-out basis. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

賬項附註 續

NOTES ON THE ACCOUNTS continued

以港幣為單位

Expressed in Hong Kong dollars

1 主要會計政策 續

Principal Accounting Policies continued

(子) 收入確認

在經濟效益會流入本集團，及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

1. 酒店收入
酒店業務之收入於服務提供後確認。

2. 利息收入
銀行存款之利息收入以時間比例按尚餘本金及適用利率計算。

3. 股息
股息收入於收款權確立時確認。

(k) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. Hotel revenue
Revenue from hotel operations is recognised when services are rendered.

2. Interest income
Interest on bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

3. Dividends
Dividends are recognised when the right to receive payment is established.

(丑) 營業租約

根據營業租約應收及應付之租金乃按個別賃期以直線法入賬。應收之或然租金乃於其賺取時之會計期內在收益表內確認為收入。應付之或然租金乃於其產生時之會計期內在收益表扣除。

(l) Operating leases

Rental receivable and payable under operating leases is accounted for on a straight line basis over the terms of the respective leases. Contingent rent receivable is recognised as income in the income statement in the accounting period in which it is earned. Contingent rent payable is charged to the income statement in the accounting period in which it is incurred.

(寅) 遞延稅項

遞延稅項準備是以負債法，就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。

未來之遞延稅項利益只會在合理保證可實現時才會確認。

(m) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

1 主要會計政策 續 Principal Accounting Policies continued

(卯) 外幣折算

年度內之外幣交易按交易日匯率折算為港元。外幣資產及負債則按資產負債表結算日之市場匯率折算為港元。折算收益及虧損已計入收益表。

(n) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(辰) 關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響，又或本集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

(o) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(巳) 擬派股息

根據經修訂之會計實務準則第九號「結算日後事項」之規定，結算日後宣派或擬宣派之股息，均不會於結算日確認為負債。此項會計政策之轉變已予追溯應用，因此，先前於二零零一年六月三十日止記錄為流動負債之擬派二零零一年度末期股息一千一百六十萬元（二零零零年：七百五十萬元）已作出重列，使本集團於二零零一年六月三十日之資產淨值由十六億六千二百六十萬元增加至十六億七千四百二十萬元（二零零零年：由十六億五千一百四十萬元增加至十六億五千八百九十萬元），而本公司之資產淨值則由十五億八千九百八十萬元增加至十六億零一百四十萬元（二零零零年：由十五億五千四百四十萬元增加至十五億六千一百九十萬元）。於二零零一年及二零零零年六月三十日之保留溢利已分別作出重列，有關詳情於賬項附註16內披露。

(p) Proposed dividend

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date. This change in accounting policy has been applied retrospectively so that the proposed final dividend for the year ended 30 June 2001 of $11.6 million (2000: $7.5 million) previously recorded as a current liability as at 30 June 2001 has been restated, resulting an increase in net assets from $1,662.6 million to $1,674.2 million (2000: from $1,651.4 million to $1,658.9 million) of the Group and from $1,589.8 million to $1,601.4 million (2000: from $1,554.4 million to $1,561.9 million) of the Company at 30 June 2001. Retained profits at 30 June 2001 and 2000 have also been restated, details of which are disclosed in note 16 to the accounts.

賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

2 營業額及分部資料 Turnover and Segment Information

本公司之主要業務為控股投資,並透過其附屬公司擁有及管理酒店。

The principal activities of the Company are investment holding and, through its subsidiaries, hotel owning and management.

營業額指酒店業務之收入。由於年內本集團主要在香港經營酒店業務,故不用按業務及地區分析營業額及溢利。

Turnover represents revenue from hotel operations. As the majority of the activities of the Group during the year were hotel operations and were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment is not presented.

3 營業溢利 Profit from Operations

		集團 Group	
		2002 百萬元 $Million	2001 百萬元 $Million
營業溢利已扣除下列各項:	Profit from operations is arrived at after charging:		
職工成本	Staff costs	**128.0**	135.0
存貨成本	Cost of inventories	**11.6**	16.1
折舊	Depreciation	**14.4**	15.1
核數師酬金	Auditors' remuneration	**1.0**	1.2
房地產營業租約租金支出	Lease payments in respect of land and building under operating lease	**9.2**	8.0
及計入下列各項:	and after crediting:		
其他收入-利息收入	Other revenue – Interest income	**2.8**	9.2
-管理費收入	– Management fee income	**10.1**	10.7
		12.9	19.9

4 董事及高級管理層之酬金 Emoluments of Directors and Senior Management

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

		集團 Group	
		2002 百萬元 $Million	2001 百萬元 $Million
袍金	Fees		
獨立非執行董事	Independent Non-Executive Directors	**0.1**	0.1
其他董事	Other directors	**0.1**	0.1
		0.2	0.2

董事並非本公司之受薪僱員，但彼等收取董事袍金。

Directors are not salaried employees of the Company, but receive directors' fees.

酬金介乎下列組別之董事數目如下：

The number of directors whose emoluments fell within the following band is as follows:

		董事數目 Number of directors	
		2002	2001
無 – 1,000,000元	Nil – $1,000,000	**9**	8

本集團內五名最高薪酬人士（彼等並非二零零二或二零零一年度之董事）之酬金如下：

The emoluments of the five highest paid individuals in the Group, none of whom was a director in either 2002 or 2001, are as follows:

		集團 Group	
		2002 百萬元 $Million	2001 百萬元 $Million
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**5.4**	5.3
本集團對退休金計劃的供款	Group's contributions to retirement scheme	**0.5**	0.4
酌定花紅	Discretionary bonuses	**0.1**	0.1
		6.0	5.8

五名最高薪酬人士介乎下列組別內：

The emoluments of the five highest paid individuals fell within the following bands:

		人數 Number of individuals	
		2002	2001
無 –1,000,000元	Nil – $1,000,000	**3**	3
1,500,001元 –2,000,000元	$1,500,001 – $2,000,000	**2**	2
		5	5

賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

5 稅項 Taxation

	集團 Group 2002 百萬元 $Million	2001 百萬元 $Million
(甲) 綜合收益表內之稅項為: (a) Taxation in the consolidated income statement represents:		
本年度香港利得稅準備按稅率百分之十六計算 Provision for Hong Kong profits tax at 16% for the year	**0.9**	8.0
以往年度之估計準備(多提)/少提 Estimated (over)/underprovision in respect of prior years	**(0.1)**	32.8
遞延稅項(附註14) Deferred taxation (Note 14)	**–**	(0.1)
	0.8	40.7

	集團 Group 2002 百萬元 $Million	2001 百萬元 $Million	公司 Company 2002 百萬元 $Million	2001 百萬元 $Million
(乙) 資產負債表內之稅項為: (b) Taxation in the balance sheets represents:				
本年度香港利得稅準備 Provision for Hong Kong profits tax for the year	**0.9**	8.0	**–**	0.1
以往年度之估計香港利得稅準備 Estimated provision for Hong Kong profits tax relating to prior years	**7.5**	11.5	**0.1**	–
	8.4	19.5	**0.1**	0.1

(丙) 本集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。於結算日,上述爭議之結果仍未能確定,而為審慎起見,已於過往賬項內作出重大之稅項撥備。

(c) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

6 股東應佔純利 Net Profit Attributable to Shareholders

股東應佔純利包括本公司賬項內之溢利為六千零三十萬元(二零零一年:五千七百二十萬元)。

Net profit attributable to shareholders includes a profit of $60.3 million (2001: $57.2 million) which has been dealt with in the accounts of the Company.

7 股息 Dividends

		2002 百萬元 $Million	2001 百萬元 $Million
已派發中期股息	Interim dividend paid		
「A」股:每股一點五仙	'A' shares: 1.5 cents		
(二零零一年:每股一點五仙)	(2001: 1.5 cents) per share	**9.3**	9.3
「B」股:每股零點一五仙	'B' shares: 0.15 cent		
(二零零一年:每股零點一五仙)	(2001: 0.15 cent) per share	**0.9**	0.9
擬派發末期股息	Proposed final dividend		
「A」股:每股一仙	'A' shares: 1 cent		
(二零零一年:每股一點七仙)	(2001: 1.7 cents) per share	**6.2**	10.6
「B」股:每股零點一仙	'B' shares: 0.1 cent		
(二零零一年:每股零點一七仙)	(2001: 0.17 cent) per share	**0.6**	1.0
		17.0	21.8

於結算日後擬派之末期股息,並無確認為結算日之負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8 每股盈利 Earnings per Share

每股盈利乃按本年度之股東應佔純利一千八百二十萬元(二零零一年:三千三百萬元)及年內已發行「A」股六億二千一百六十萬股及「B」股六億股計算。

The calculation of earnings per share is based on the net profit attributable to shareholders of $18.2 million (2001: $33.0 million) and 621.6 million 'A' shares and 600.0 million 'B' shares in issue during the year.

賬項附註 續 / NOTES ON THE ACCOUNTS continued

以港幣為單位 / *Expressed in Hong Kong dollars*

9 固定資產－集團 / Fixed Assets – Group

		有年期房地產 Leasehold land and buildings			
		酒店物業 Hotel properties 百萬元 $Million	其他物業 Other property 百萬元 $Million	其他固定資產 Other fixed assets 百萬元 $Million	合計 Total 百萬元 $Million
成本值:	Cost:				
於二零零一年七月一日	At 1 July 2001	1,475.8	160.3	265.0	1,901.1
添置	Additions	–	–	10.2	10.2
出售	Disposals	–	–	(3.0)	(3.0)
於二零零二年六月三十日	**At 30 June 2002**	**1,475.8**	**160.3**	**272.2**	**1,908.3**
累積折舊:	Accumulated depreciation:				
於二零零一年七月一日	At 1 July 2001	–	75.7	232.2	307.9
本年度折舊	Charge for the year	–	8.0	6.4	14.4
因出售撥回	Written back on disposals	–	–	(2.9)	(2.9)
於二零零二年六月三十日	**At 30 June 2002**	**–**	**83.7**	**235.7**	**319.4**
賬面淨值:	Net book value:				
於二零零二年六月三十日	**At 30 June 2002**	**1,475.8**	**76.6**	**36.5**	**1,588.9**
於二零零一年六月三十日	At 30 June 2001	1,475.8	84.6	32.8	1,593.2

所有在本港之有年期土地均以長期地契持有。其他物業指衛蘭軒之權益，乃根據與循道中心有限公司所訂立之協議所持有，並按年期二十年計算折舊至二零一二年。

All leasehold land is held on long leases in Hong Kong. Other property represents an interest in The Wesley which is held under an agreement with Methodist Centre Limited, and is being depreciated over the term of 20 years to 2012.

本集團根據營業租約出租其酒店物業及其他物業。該等租約一般之最初租期為一個月至一年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。租金通常定期作調整以反映市場租金水平。該等租約並不包括或然租金。

The Group leases out certain of its hotel properties and other property under operating leases. Leases typically run for an initial period of one month to one year, with some having the option to renew, at which time all terms are renegotiated. Lease payments are usually adjusted regularly to reflect market rentals and none of the leases includes contingent rentals.

9 固定資產－集團 續 Fixed Assets – Group continued

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

At 30 June, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

		2002 百萬元 $Million	2001 百萬元 $Million
一年內	Within 1 year	**15.9**	16.7
一年後但五年內	After 1 year but within 5 years	**1.6**	–
		17.5	16.7

10 附屬公司權益 Interest in Subsidiaries

		公司 Company	
		2002 百萬元 $Million	2001 百萬元 $Million
非上市股份，成本值	Unlisted shares, at cost	**357.5**	357.5
應收附屬公司款項	Amounts due from subsidiaries	**1,622.5**	1,640.6
應付附屬公司款項	Amounts due to subsidiaries	**(340.5)**	(395.5)
		1,639.5	1,602.6

各主要附屬公司之詳細資料載於附註第二十五項內。

Details of principal subsidiaries are set out in note 25.

賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

11 合營公司權益 Interest in Jointly Controlled Entity

		集團 Group		公司 Company	
		2002 百萬元 $Million	2001 百萬元 $Million	**2002 百萬元 $Million**	2001 百萬元 $Million
非上市股份，成本值	Unlisted shares, at cost	**–**	–	**0.1**	0.1
應佔資產淨值	Share of net assets	**2.9**	8.5	**–**	–
		2.9	8.5	**0.1**	0.1

合營公司之詳細資料載於附註第二十六項內。

Details of jointly controlled entity are set out in note 26.

12 應收款項、按金及預付款項 Debtors, Deposits and Prepayments

已計入應收款項、按金及預付款項之應收賬款其賬齡分析如下：

Included in debtors, deposits and prepayments are trade debtors with the following ageing analysis:

		集團 Group	
		2002 百萬元 $Million	2001 百萬元 $Million
一個月內	Within 1 month	**6.3**	6.2
一至三個月	1 – 3 months	**3.2**	2.7
三個月以上	Over 3 months	**0.1**	–
		9.6	8.9

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

13 應付款項及應計費用 Creditors and Accrued Expenses

已計入應付款項及應計費用之應付賬款其賬齡分析如下：

Included in creditors and accrued expenses are trade creditors with the following ageing analysis:

		集團 Group	
		2002 百萬元 $Million	2001 百萬元 $Million
一個月內	Within 1 month	**6.6**	8.1

14 遞延稅項 Deferred Taxation

		集團 Group	
		2002 百萬元 $Million	2001 百萬元 $Million
遞延稅項之變動包括：	Movements on deferred taxation comprise:		
於七月一日結存	Balance at 1 July	**0.6**	0.7
撥入綜合收益表（附註5(甲)）	Transfer to the consolidated income statement (Note 5(a))	**–**	(0.1)
於六月三十日結存	Balance at 30 June	**0.6**	0.6

遞延稅項指折舊免稅額超逾有關折舊之數額。因稅務虧損帶來的未來利益為遞延稅項資產共二千三百五十萬元（二零零一年：二千三百一十萬元），因未能合理保證其實現，故並未被確認。

Deferred taxation represents depreciation allowances in excess of related depreciation. The deferred tax asset being the future benefit of tax losses is $23.5 million (2001: $23.1 million) has not been recognised as its realisation is not assured beyond reasonable doubt.

賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

15 股本 Share Capital

		2002 百萬元 $Million	2001 百萬元 $Million
法定	Authorised		
「A」股七億股，每股面值一角	700,000,000 'A' shares of $0.1 each	**70.0**	70.0
「B」股十億股，每股面值一仙	1,000,000,000 'B' shares of $0.01 each	**10.0**	10.0
		80.0	80.0
已發行及繳足	Issued and fully paid		
「A」股六億二千一百六十三萬一千二百二十六股，每股面值一角	621,631,226 'A' shares of $0.1 each	**62.2**	62.2
「B」股六億股，每股面值一仙	600,000,000 'B' shares of $0.01 each	**6.0**	6.0
		68.2	68.2

16 儲備 Reserves

		集團 Group		公司 Company	
		2002 百萬元 $Million	2001 百萬元 $Million	**2002 百萬元 $Million**	2001 百萬元 $Million
股份溢價	Share premium	**942.7**	942.7	**942.7**	942.7
資本儲備	Capital reserves				
於七月一日	At 1 July	**13.0**	13.0	**–**	–
商譽撇銷	Goodwill written off	**2.9**	–	**–**	–
於六月三十日	At 30 June	**15.9**	13.0	**–**	–
盈餘儲備金	Revenue reserves				
保留溢利	Retained profits				
於七月一日(如之前所呈報)	At 1 July (as previously reported)	**635.7**	624.5	**575.9**	540.5
擬派末期股息之去年度調整(附註1(巳))	Prior year adjustment in respect of proposed final dividend (note 1(p))	**11.6**	7.5	**11.6**	7.5
於七月一日(經重列)	At 1 July (as restated)	**647.3**	632.0	**587.5**	548.0
本年度純利	Net profit for the year	**18.2**	33.0	**60.3**	57.2
去年度末期股息(附註1(巳))	Final dividend in respect of previous year (note 1(p))	**(11.6)**	(7.5)	**(11.6)**	(7.5)
本年度中期股息	Interim dividend in respect of current year	**(10.2)**	(10.2)	**(10.2)**	(10.2)
於六月三十日	At 30 June	**643.7**	647.3	**626.0**	587.5
普通儲備金	General reserve	**3.0**	3.0	**3.0**	3.0
		646.7	650.3	**629.0**	590.5
		1,605.3	1,606.0	**1,571.7**	1,533.2

賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

16 儲備 續 Reserves continued

		集團 Group	
		2002 百萬元 $Million	2001 百萬元 $Million
盈餘儲備金報表：	Statement of revenue reserves:		
集團公司（二零零一年已重列）	Group companies (as restated for 2001)	**643.8**	641.8
合營公司	Jointly controlled entities	**2.9**	8.5
		646.7	650.3

於二零零二年六月三十日，本公司可供分派予股東之儲備金總額為六億二千九百萬元（二零零一年：五億九千零五十萬元）。

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2002 was $629.0 million (2001: $590.5 million).

17 綜合現金流量表附註 Notes to the Consolidated Cash Flow Statement

（甲） 營業溢利與營業運作所得之現金流入淨額之調節 (a) Reconciliation of profit from operations to net cash inflow from operating activities

		2002 百萬元 $Million	2001 百萬元 $Million
營業溢利	Profit from operations	**19.6**	73.8
利息收入	Interest income	**(2.8)**	(9.2)
折舊	Depreciation	**14.4**	15.1
商譽撇銷	Goodwill written off	**2.9**	–
出售固定資產之虧損	Loss on disposal of fixed assets	**0.1**	0.1
存貨之減少	Decrease in inventories	**0.3**	–
應收款項、按金及預付款項之（增加）／減少	(Increase)/Decrease in debtors, deposits and prepayments	**(0.5)**	2.8
應付款項及應計費用之增加／（減少）	Increase/(Decrease) in creditors and accrued expenses	**0.5**	(15.2)
已收按金之減少	Decrease in deposits received	**(1.3)**	(0.5)
營業運作所得之現金流入淨額	Net cash inflow from operating activities	**33.2**	66.9

17 綜合現金流量表附註 續 Notes to the Consolidated Cash Flow Statement continued

(乙) 綜合資產負債表所列現金及現金等價物結餘之分析 (b) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

		2002 百萬元 $Million	2001 百萬元 $Million
現金及由結算日起計三個月內到期之銀行存款	Cash and deposits with banks maturing within three months of the balance sheet date	**114.8**	118.8
由貸款日起計三個月內償還之銀行透支	Bank overdrafts repayable within three months from the date of advance	**(1.3)**	(2.5)
		113.5	116.3

18 退休金計劃及成本 Retirement Scheme and Costs

格蘭酒店集團有限公司及其附屬公司(「本集團」)作為恒隆集團有限公司(「恒隆」)之附屬公司已參與恒隆之界定供款退休金計劃。該計劃之資產由受託人掌管及專業基金經理管理之獨立基金所持有,與參與公司之資產分開處理。本集團及僱員均按僱員之基本薪金之若干百分比供款,有關百分比按服務年資釐訂。截至二零零二年六月三十日止之年度內,本集團之供款達七百六十萬元(二零零一年:八百一十萬元)。

As subsidiaries of Hang Lung Group Limited ("HLG"), Grand Hotel Holdings Limited and its subsidiaries ("the Group") participate in the defined contribution provident fund scheme operated by the HLG. The assets of this scheme are held separately from those of the participating companies, in an independent fund administered by trustees and managed by a professional fund manager. Contributions are made by both the employer and employees at a certain percentage of the employees' basic salaries, the percentage varying with their length of service. The Group's contributions amounted to $7.6 million for the year ended 30 June 2002 (2001: $8.1 million).

當僱員於可全數獲得其僱主供款前退出該計劃,其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。本集團可將沒收之供款減少其供款;但年度內本集團並無以此方式削減供款。由於本集團參與之計劃之儲備並無區分各參與成員公司各自應佔份額,故未能確定本集團可動用之沒收供款數字。

When an employee leaves the scheme prior to his or her interest in the employer's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions; however, no such reduction of the Group's contributions was made during the year. Since the reserves of the scheme, of which the Group is a participating member, do not distinguish the respective attributable shares of individual participating member companies, no figure for available forfeited contributions for the Group alone can be ascertained.

賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位

Expressed in Hong Kong dollars

18 退休金計劃及成本 續 Retirement Scheme and Costs continued

一項集成信託強制性公積金計劃(「強積金計劃」)已成立,並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入(上限為二萬元)之百分之五作出強制性供款。本集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。本集團於本年度內作出之強積金供款總額為二十萬元(二零零一年:十萬元)。

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") has been set up and is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $0.2 million (2001: $0.1 million).

由於本集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」),職業退休計劃與強積金計劃之成員資格相同,而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

As the Group's provident fund scheme is an MPF-exempt Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

19 承擔 Commitments

本集團根據一項於十年之內屆滿之不可撤銷營業租約租用一項物業,而應付之或然租金乃按該物業之收入之某個百分比計算。於六月三十日,就該項營業租約於未來最少應付之租金總額如下:

The Group leases a property under a non-cancellable operating lease expiring within ten years. Contingent rental payable is calculated with reference to the revenue from the property. At 30 June, total future minimum lease payments to be made under this operating lease were as follows:

		集團 Group	
		2002 百萬元 $Million	2001 百萬元 $Million
一年內	Within 1 year	**11.0**	9.2
一年後但五年內	After 1 year but within 5 years	**45.6**	44.0
五年後	After 5 years	**69.0**	81.6
		125.6	134.8

20 關連人士交易 Related Party Transactions

年內，本集團向一間同系附屬公司支付一百四十萬元（二零零一年：三百七十萬元）作為攤分該同系附屬公司提供行政服務之費用。該項付款乃雙方經考慮本集團之業務量後所同意之金額。

During the year, the Group paid $1.4 million (2001: $3.7 million) to a fellow subsidiary for the Group's share of administrative services provided by the fellow subsidiary. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

年內，本集團向一間同系附屬公司收取一百二十萬元（二零零一年：一百二十萬元）作為該同系附屬公司攤分本集團提供行政服務之費用。該項付款乃雙方經考慮該同系附屬公司業務量後所同意之金額。

During the year, the Group received $1.2 million (2001: $1.2 million) from a fellow subsidiary for the fellow subsidiary's share of administrative services provided by the Group. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the fellow subsidiary.

年內，本公司之全資附屬公司Grand Hotel Group Limited 為康怡花園俱樂部提供行政服務並向Kornhill Recreation Club Limited（同系附屬公司）收取固定金額九十萬元（二零零一年：九十萬元）之費用。

During the year, Grand Hotel Group Limited, a wholly-owned subsidiary of the Company received a fixed sum fee of $0.9 million (2001: $0.9 million) from a fellow subsidiary, Kornhill Recreation Club Limited for the provision of administrative services to Kornhill Recreation Club.

年內，本集團向一間合營公司收取合共一千零一十萬元（二零零一年：一千零七十萬元）之管理費。本集團乃按固定金額或該公司總收入之某個百分比收取該項費用。

During the year, the Group received management fees totalling $10.1 million (2001: $10.7 million) from a jointly controlled entity. The amount receivable by the Group is based on a fixed sum or at a percentage of gross revenue.

21 結算日後事項 Post Balance Sheet Event

於批准本賬目之同日，本集團公布有關由最終控股公司出售其持有本公司之全部權益予恒隆地產有限公司之建議。

At the date of approval of these accounts, a public announcement was made concerning the proposed disposal by the ultimate holding company of its entire interests in the Company to Hang Lung Properties Limited.

22 最終控股公司 Ultimate Holding Company

本公司之最終控股公司為在香港註冊之恒隆集團有限公司。

The ultimate holding company is Hang Lung Group Limited, a company incorporated in Hong Kong.

23 比較數字 Comparative Figures

於本年度，利息收入不計入營業額，並呈列為其他收入，藉此更佳地陳述本集團之業績，因此比較數字亦已相應地重列。由於擬派股息之會計政策出現變動，若干比較數字已就此作出調整，詳情載於附註1（巳）。

For the current year, interest income is excluded as part of the turnover and is presented as other revenue for better presentation of the Group's results and comparative figures have been restated accordingly. Certain comparative figures have also been adjusted as a result of the changes in accounting policy for proposed dividend, details of which are set out in note 1(p).

賬項附註 續 | NOTES ON THE ACCOUNTS continued

以港幣為單位

Expressed in Hong Kong dollars

24 批准賬目 Approval of Accounts

董事局於二零零二年八月二十八日批准及授權刊發賬目。

The accounts were approved and authorised for issue by the Board of Directors on 28 August 2002.

25 主要附屬公司 Principal Subsidiaries

於二零零二年六月三十日

At 30 June 2002

	已發行股本 (元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
格蘭集團有限公司 Grand Group Limited	2	100	100	持有食肆牌照 Holding of restaurant licence	香港 Hong Kong
Grand Hotel Group Limited*	10,200	100	100	酒店經營及管理 Hotel operating and management	香港 Hong Kong
格蘭酒店集團融資有限公司* Grand Hotel Treasury Limited*	2	100	100	財務 Financial services	香港 Hong Kong
Grand Suite Tower Limited*	200	100	100	經營服務式寓所 Operations of service apartments	香港 Hong Kong
盈領投資有限公司 Inlink Investment Limited	2	100	100	持有食肆牌照 Holding of restaurant licence	香港 Hong Kong
Modalton Limited*	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Tegraton Limited*	2	100	–	物業租賃 Property leasing	香港 Hong Kong

* 經畢馬威會計師事務所審核

* Audited by KPMG

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

26 合營公司 Jointly Controlled Entity

於二零零二年六月三十日

At 30 June 2002

	已發行股本 (元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
雅緻飲食有限公司 Arges Limited	4	50	50	經營食肆 Restaurant operations	香港 Hong Kong